UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-179292-02

SEQUOIA MORTGAGE TRUST 2012-3
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-179292

SEQUOIA RESIDENTIAL FUNDING, INC.
(Exact name of depositor as specified in its charter)

RWT HOLDINGS, INC.
(Exact name of sponsor as specified in its charter)

One Belvedere Place, Suite 300
Mill Valley, CA 94941
(415) 389-7373
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sequoia Mortgage Trust 2012-3:
Class A-1, Class A-2, Class A-IO1, Class A-IO2, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class R and Class LT-R Mortgage Pass-Through Certificates
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Sequoia Mortgage Trust 2012-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 19, 2021

SEQUOIA RESIDENTIAL FUNDING, INC.
   (Depositor)

By:     /s/ Jeremy P. Strom
           Name:   Jeremy P. Strom
           Title:     President & Senior Officer in Charge of Securitization